Exhibit 99.1

AMENDED AND RESTATED HENRY SCHEIN, INC.

EXECUTIVE SEVERANCE

PLAN

Effective as of July 30, 2026

1. Introduction. The purpose of the Henry Schein, Inc. Executive Severance Plan, as amended and restated effective as of July 30, 2026 (the “Plan”), is to provide specified benefits to executive-level employees of Henry Schein, Inc. (“HSI” or the “Company”) who are eligible to participate as set forth under the Plan and who are members of a select group of management or highly compensated employees (as determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA) in the event their employment is terminated under the circumstances described in the Plan.

Unless otherwise provided for in Section 2(c) and except with respect to the CIC Plan (as defined herein) or any binding written agreement with the Company providing for severance benefits, the Plan shall supersede, and any Participant covered by the Plan shall not be eligible to participate in any other severance or termination plan, policy or practice of the Company, or agreement or arrangement between a Participant and the Company, that could otherwise apply under the circumstances described herein. The Plan is intended to be a “top-hat” pension benefit plan within the meaning of U.S. Department of Labor Regulation Section 2520.104-23.

Capitalized terms and phrases used herein shall have the meanings ascribed thereto in Section 3.

2. Entitlement to Severance Benefits.

(a) Cash Severance Benefit. Subject to Section 2(c) of the Plan, in the event that a Participant’s employment is terminated or terminates (a “Termination”) as a result of an Eligible Termination, the Participant shall be entitled to receive the sum of the following amounts, payable in a cash at the times specified below:

(i)

to the extent unpaid as of the date of the Termination, an annual incentive compensation award for the plan year prior to the plan year in which the Termination occurs based on actual achievement of the applicable performance goals for such plan year, which shall be payable at the time at which annual incentive compensation awards are otherwise paid for the applicable plan year and in no event later than 2-1/2 months following the end of the calendar year in which the Termination occurs;

(ii)

a pro rata annual incentive compensation award based on actual achievement of the applicable performance goals for the plan year in which the Termination occurs and the date of the Participant’s Termination in such plan year, which shall be payable at the time at which annual incentive compensation awards are otherwise paid for the applicable plan year and in no event later than 2-1/2 months following the end of the calendar year in which the Termination occurs;

(iii)

continued payment of the Participant’s Base Salary in effect at Termination for a number of weeks based on the Participant’s position, as provided pursuant to Exhibit A (the “Severance Period”), which, subject to Section 16 hereof, shall be payable in equal installments over the Severance Period in accordance with the Company’s regular payroll schedule, commencing on the Company’s next regular payroll date following the date on which the revocation period under the Participant’s Release has ended but in no event earlier than the 60th day following the date of the Participant’s Termination; and

(iv)

an amount equal to the product of (A) the Participant’s average annual incentive compensation actually paid over the lesser of (x) the Company’s three most recently completed fiscal years and (y) the number of complete fiscal years of the Company during which the Participant was employed, multiplied by (B) a multiple based on the Participant’s position, as provided pursuant to Exhibit A, which, subject to Section 16 hereof, shall be payable in equal installments over the Severance Period in accordance with the Company’s regular payroll schedule, commencing on the Company’s next regular payroll date following the date on which the revocation period under the Participant’s Release has ended but in no event earlier than the 60th day following the date of the Participant’s Termination.

(b) Other Severance Benefits. Subject to Section 2(c) of the Plan, in the event a Participant becomes entitled to the amounts provided for in Section 2(a) hereof, the Participant shall also become entitled to the following:

(i)

with respect to equity incentive awards granted to a Participant under the Company’s 2024 Stock Incentive Plan, as applicable and amended from time to time (the “LTIP”), shall be treated in accordance with the terms and conditions of the applicable award agreement(s) and the LTIP; provided, however, that in the event a Participant is eligible for “Retirement” vesting (as defined in the applicable award agreement(s)) or other special vesting provisions, then the Participant’s unvested equity incentive awards will become vested in accordance with the Retirement or other special vesting provisions in the LTIP and the applicable award agreement(s); and, provided further, that, after taking into account vesting based on a Participant’s Termination for Retirement or other such special vesting provisions, if any, and regardless of whether a Participant is eligible for Retirement vesting or other special vesting provisions, the Participant’s unvested equity incentive awards shall vest, subject to actual achievement of the applicable performance goals during the applicable performance period, if applicable, on a pro-rated basis upon the date of the Participant’s Termination, with such pro-rated vesting to be calculated by multiplying the number of Shares (as defined in the LTIP) underlying the applicable equity incentive award by a fraction, the numerator of which is the number of days from the date of grant of the applicable equity incentive award to the date of the Participant’s Termination, and the denominator of which is the number of days from the date of grant of the applicable equity incentive award to the final vesting date of the applicable equity incentive award;

(ii)	settlement of all of the Participant’s deferred compensation arrangements in accordance with any then applicable deferred compensation plan or election form;

(iii)

subject to (A) the Participant’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (B) the Participant’s continued copayment of premiums at the same level and cost to the Participant as if the Participant continued as an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) for a period (not to exceed 18 months) of weeks based on the Participant’s position, as provided for pursuant to Exhibit A, at the applicable active employee rate which shall be provided by reimbursement on a monthly basis of (or the Company otherwise bearing) the premium cost under COBRA health continuation in excess of the applicable active-employee rate, provided that the Participant is eligible and remains eligible for COBRA health continuation coverage; and provided, further, that in the event that the Participant obtains other employment that offers substantially equivalent group health benefits, such continuation of coverage by the Company under this Section 2(b)(iii) shall immediately cease; and

(iv)

outplacement services with a provider of the Company’s choice at a level commensurate with the Participant’s position for the period of months following the date of Termination equal to the Severance Period.

(c) Exclusivity of Severance Payments; Release. In the event a Participant becomes entitled to the amounts provided for in this Section 2, such Participant shall not be entitled to any other severance payments or severance benefits, whether contractual or not, from HSI, or any payments by HSI on account of any claim by the Participant of wrongful termination, including claims under any federal, state or local human and civil rights or labor laws; provided, however, in the event a Participant becomes entitled to amounts under the Company’s Change in Control Plan, as amended from time to time (the “CIC Plan”) or any binding individual agreement with the Company providing for severance benefits, all payments and benefits under the Plan shall cease and the amounts payable to such Participant under the CIC Plan or the applicable individual agreement shall be reduced, but not below zero, by any amounts actually paid or benefits actually provided to such Participant under the Plan. The Termination payments and benefits (other than the obligations specified in Section 2(a)(i) and Section 2(b)(ii) above) provided under the Plan shall be conditioned upon and subject to the Participant executing a valid general release reasonably satisfactory to HSI, releasing any and all claims arising out of the Participant’s employment (other than enforcement of the Participant’s rights under the Plan), any rights under HSI’s incentive compensation and employee benefit plans, and any claim for any non-employment related tort for personal injury (the “Release”). The Company shall provide the Release to a Participant within seven business days following the Participant’s Termination date. In order to receive the payments and benefits provided under the Plan, a Participant shall be required to sign the Release within 45 days after it is provided to the Participant, and not revoke it within the seven-day period following the date on which it is signed.

3. Definitions. For purposes of the Plan, the following terms shall have the meanings ascribed to them.

(a) “Administrator” means the Company, acting through the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), or any person(s) to whom the Compensation Committee has delegated any authority or responsibility with respect to the Plan pursuant to Section 6, but only to the extent of such delegation.

(b) “Base Salary” means one week’s salary, exclusive of any bonus pay, incentives, overtime, car allowances, awards, employee benefits or other additional remuneration of any kind as determined by the Administrator in its sole discretion. Base Salary shall include any salary reduction contributions to a plan established by the Company or any subsidiary of the Company under Code Section 401(k), 125 or 132(f), as well as any elective contributions by a Participant to a deferred compensation plan maintained by the Company or any subsidiary of the Company.

(c) “Cause” means a Participant’s commission of fraud or any felony in connection with the Participant’s duties as an employee or consultant (as applicable) of the Company or any subsidiary of the Company, or willful misconduct or any act of disloyalty, dishonesty, fraud or breach of trust or confidentiality as to the Company or any subsidiary of the Company, or the material violation of any policy or code of conduct of the Company or any subsidiary of the Company or the commission of any other act which causes or may reasonably be expected to cause economic or reputational injury to the Company or any subsidiary of the Company.

(d) “Confidential Information” shall mean all information concerning the business of HSI relating to any of their products, product development, trade secrets, customers, suppliers, finances, and business plans and strategies. With respect to each Participant, excluded from the definition of “Confidential Information” is information (i) that is or becomes part of the public domain, other than through such Participant’s violation of Section 4 of the Plan, or (ii) regarding HSI’s business or industry properly acquired by such Participant in the course of the Participant’s career as an employee in HSI’s industry and independent of the Participant’s employment by HSI. For this purpose, information known or available generally within the trade or industry of HSI shall be deemed to be known or available to the public.

(e) “Eligible Termination” means either (i) a Termination without Cause by the Company or (ii) if applicable as provided for pursuant to Exhibit A, a Termination by a Participant that is for Good Reason.

(f) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(g) “Good Reason” means the occurrence of any of the following without a Participant’s consent: (i) a material diminution of the Participant’s Base Salary or target annual incentive compensation opportunity (other than a reduction not exceeding 20% that is applied across similarly situated employees of the Company), (ii) a material diminution in the Participant’s authority, duties or responsibilities or (iii) a relocation of the Participant’s primary work location by more than 50 miles from their then-current location and which results in a material increase in the Participant’s commute; provided, however, that no Termination by a Participant shall constitute Good Reason unless and until (A) the Participant has given the Company written notice of the reasons for their potential Termination for Good Reason no more than 30 days following the initial existence of the condition(s) that constitute(s) Good Reason and has given the Company at least 30 days to remedy such condition(s) (B) the Company has failed to remedy the same and (C) the Participant actually incurs a voluntary Termination within 30 days following the expiration of the remedy period without remedy of the Good Reason by the Company.

(h) “Participant” means (x) an employee of the Company who is a member of the Company’s Leadership Team (or a successor team/committee thereof), or (y) an employee of the Company or any subsidiary of the Company who has been specifically designated as eligible to participate in the Plan pursuant to notification in writing from the Administrator, and, in case of each of (x) or (y), who is a member of a select group of management or highly compensated employees. Notwithstanding anything herein to the contrary and for the avoidance of doubt, in the event that Participant ceases to be a member of the Company’s Leadership Team (or a successor team/committee thereof) for any reason other than due to a Termination, then such person shall immediately cease to be a Participant under the Plan and shall cease to have any rights under the Plan, unless the Compensation Committee determines otherwise in its sole discretion.

4. Non-Disclosure; Competitive Activity; Forfeiture and Recoupment.

(a) During a Participant’s employment with the Company or any of its subsidiaries and at all times thereafter, the Participant shall not, without HSI’s prior written consent disclose to anyone (except in good faith in the ordinary course of business) or make use of any Confidential Information except in the performance of the Participant’s duties hereunder or when required to do so by law. In the event that a Participant is so required by law, the Participant shall give prompt written notice to HSI sufficient to allow HSI the opportunity to object to or otherwise resist such order.

(b) The payment of any amounts under the Plan to a Participant is conditioned on the Participant not engaging in any Competitive Activity (as defined herein) from the date that is twelve (12) months prior to the date of the Participant’s Termination through the first anniversary of such date. If, on or after the date that is twelve (12) months prior to the date of the Participant’s Termination through the first anniversary of such date, the Participant engages in a Competitive Activity, the Administrator shall have the right, in its sole discretion, to cause the immediate forfeiture of all of the amounts payable under the Plan in their entirety, in which case the Participant shall have no further rights or interests with respect to any such amounts or the Plan.

(c) In the event that a Participant engages in a Competitive Activity on or after the date that is twelve (12) months prior to the date of the Participant’s Termination through the first anniversary of such date, the Company shall have the right to recoup, in its sole discretion, from the Participant, and the Participant shall repay to the Company, within thirty (30) days following demand by the Company, a payment equal to the value of any payments received under the Plan prior to the demand by the Company; provided, that, the Company may require the Participant to satisfy such payment obligations hereunder either by forfeiting and returning to the Company any amounts paid or shares of common stock of the Company granted pursuant to equity incentive awards previously granted under the LTIP, or making a cash payment or any combination of these methods, as determined by the Company in its sole discretion.

(d) Each Participant acknowledges and agrees that the forfeiture and recoupment conditions set forth in this Section 4, in view of the nature of the business in which the Company and its affiliates are engaged, are reasonable in scope and necessary in order to protect the legitimate business interests of the Company and its affiliates, and that any violation thereof would result in irreparable harm to the Company and its affiliates. Each Participant also acknowledges and agrees that (i) it is a material inducement and condition to the Company’s payment of any amounts under the Plan that such Participant agrees to be bound by such forfeiture and recoupment conditions and, further, that the amounts required to be forfeited or repaid to the Company pursuant to forfeiture and recoupment conditions set forth in this Section 4 are reasonable, and (ii) nothing in the Plan is intended to preclude the Company (or any affiliate thereof) from seeking any remedies available at law, in equity, under contract to the Company or otherwise, and the Company (or any affiliate thereof) shall have the right to seek any such remedy with respect to any amounts payable under the Plan.

(e) For purposes of the Plan, a Participant will be deemed to engage in a “Competitive Activity” if, either directly or indirectly, without the express prior written consent of the Company, the Participant (i) takes other employment with, renders services to, or otherwise engages in any business activities with, companies or other entities that are competitors of the Company or any of its affiliates, (ii) solicits or induces, or in any manner attempts to solicit or induce, any person employed by or otherwise providing services to the Company or any of its affiliates, to terminate such person’s employment or service relationship, as the case may be, with the Company or any of its affiliates, (iii) diverts, or attempts to divert, any person or entity from doing business with the Company or any of its affiliates or induces, or attempts to induce, any such person or entity from ceasing to be a customer or other business partner of the Company or any of its affiliates, (iv) violates any agreement between the Participant and the Company or any of its affiliates relating to the non-disclosure of proprietary or confidential information of the Company or any of its affiliates, and/or (v) conducts himself or herself in a manner adversely affecting the Company or any of its affiliates, including, without limitation, making false, misleading or negative statements, either orally or in writing, about the Company or any of its affiliates. The determination as to whether the Participant has engaged in a Competitive Activity shall be made (A) if the Participant is an executive officer of the Company, by the Administrator in its sole discretion or (B) if the Participant is not an executive officer of the Company, by the Company in its sole discretion.

(f) Nothing in the Plan shall be construed (i) to prohibit or is intended to restrict or impede a Participant from discussing the terms and conditions of the Participant’s employment with coworkers or exercising protected rights under Section 7 of the National Labor Relations Act or (ii) to prohibit a Participant from reporting possible violations of federal or state law or making other disclosures that are protected under whistleblower or other provisions of any applicable federal or state law or regulations; further, nothing herein prevents a Participant from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that a Participant has reason to believe is unlawful. In addition, each Participant is hereby advised as follows pursuant to the Defend Trade Secrets Act: An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (I) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (II) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.

(g) Notwithstanding anything herein to the contrary, to the extent applicable to a Participant, the Participant agrees and acknowledges that the amounts payable under the Plan shall be subject to, and the Participant agrees to abide by, the terms and conditions of (i) the Company’s Incentive Compensation Recoupment Policy, (ii) the Company’s Dodd-Frank Clawback Policy and (iii) any other clawback and/or recoupment policy approved by the Company’s Board of Director’s (or any committee thereof) from time to time, in each case, as amended from time to time and to the extent set forth in each applicable policy. To the extent that a Participant is subject to the terms and conditions of any of the foregoing Company clawback policies, the Participant shall have signed or shall sign each applicable clawback policy acknowledgement provided by the Company prior to the Participant’s Termination; provided, that the Participant’s failure to sign such acknowledgement shall have no impact on the applicability or enforceability of such Company clawback policy.

(h) The Administrator may, in its sole discretion, adopt country-specific and state-specific terms and conditions that govern the interpretation of this Section 4 that are in no event more restrictive on a Participant than this Section 4 and such additional country-specific terms and conditions for such country or the additional state-specific terms and conditions for such state, if any, will apply to a Participant to the extent that the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons.

5. Claims Procedure; Resolution of Disputes. Any claim by a Participant with respect to the Plan, including without limitation eligibility, participation, contributions, benefits or other aspects of the operation of the Plan shall be first made in writing to a person designated by the Administrator from time to time for such purpose. If the designated person receiving a claim believes that the claim should be denied, he or she shall notify the Participant in writing of the denial of the claim within ninety (90) days after his or her receipt thereof. This period may be extended an additional ninety (90) days in special circumstances and, in such event, the Participant shall be notified in writing of the extension, the special circumstances requiring the extension of time and the date by which the Administrator expects to make a determination with respect to the claim. If the extension is required due to the Participant’s failure to submit information necessary to decide the claim, the period for making the determination will be tolled from the date on which the extension notice is sent until the date on which the Participant responds to the Plan’s request for information.

If a claim is denied in whole or in part, or any adverse benefit determination is made with respect to the claim, the Participant will be provided with a written notice setting forth (a) the specific reason or reasons for the denial making reference to the pertinent provisions of the Plan or of Plan documents on which the denial is based, (b) a description of any additional material or information necessary to perfect or evaluate the claim, and an explanation of why such material or information, if any, is necessary, and (c) notice that the Participant has the right to request review of the decision. The notice shall also provide an explanation of the Plan’s claims review procedure and the time limits applicable to such procedure, as well as a statement of the Participant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review. If a Participant is not notified (of the denial or an extension) within ninety (90) days from the date the Participant notifies the Plan’s Administrator, the Participant may request a review of the application as if the claim had been denied.

A Participant may appeal the denial of a claim by submitting a written request for review to the Administrator within sixty (60) days after written notification of denial is received. Receipt of such denial shall be deemed to have occurred if the notice of denial is sent via first class mail to the Participant’s last shown address on the books of the Company. Such period may be extended by the Administrator for good cause shown. The claim will then be reviewed by the Administrator. In connection with this appeal, the Participant (or his or her duly authorized representative) may (i) be provided, upon written request and free of charge, with reasonable access to (and copies of) all documents, records, and other information relevant to the claim, and (ii) submit to the Administrator written comments, documents, records, and other information related to the claim. If the Administrator deems it appropriate, it may hold a hearing as to a claim. If a hearing is held, the Participant shall be entitled to be represented by counsel.

The review by the Administrator will take into account all comments, documents, records, and other information the Participant submits relating to the claim. The Administrator will make a final written decision on a claim review, in most cases within sixty (60) days after receipt of a request for a review. In some cases, the claim may take more time to review, and an additional processing period of up to sixty (60) days may be required. If that happens, the Participant will receive a written notice of that fact, which will also indicate the special circumstances requiring the extension of time and the date by which the Administrator expects to make a determination with respect to the claim. If the extension is required due to the Participant’s failure to submit information necessary to decide the claim, the period for making the determination will be tolled from the date on which the extension notice is sent to the Participant until the date on which the Participant responds to the Plan’s request for information.

The Administrator’s decision on the claim for review will be communicated to the Participant in writing. If an adverse benefit determination is made with respect to the claim, the notice will include: (1) the specific reason(s) for any adverse benefit determination, with references to the specific Plan provisions on which the determination is based; (2) a statement that the Participant is entitled to receive, upon request and free of charge, reasonable access to (and copies of) all documents, records and other information relevant to the claim; and (3) a statement of the Participant’s right to bring a civil action under Section 502(a) of ERISA. A Participant may not start an arbitration proceeding to obtain benefits until after he or she has requested a review and a final decision has been reached on review, or until the appropriate timeframe described above has elapsed since the Participant filed a request for review and the Participant has not received a final decision or notice that an extension will be necessary to reach a final decision. These procedures must be exhausted before a Participant (or any beneficiary) demands arbitration seeking payment of benefits, as set forth below.

After a Participant has exhausted the administrative remedies set forth in this Section 5, all further claims with respect to the Plan, including without limitation eligibility, participation, contributions, benefits or other aspects of the operation of the Plan, shall be resolved by binding arbitration, to be held at an office closest to HSI’s principal offices in accordance with the rules and procedures of the American Arbitration Association. Judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Pending the resolution of any arbitration or court proceeding, HSI shall continue payment of all amounts and benefits due to a Participant hereunder. All reasonable costs and expenses of any arbitration or court proceeding (including fees and disbursements of counsel) shall be promptly paid on the Participant’s behalf by HSI; provided, however, that no such expense reimbursement shall be made if and to the extent the arbitrator(s) determine(s) that any of the Participant’s dispute assertions or defenses were in bad faith or frivolous In addition, no action may be started more than two years after the date on which the applicable appeal was denied. If there is no decision on appeal, no action may be started more than two years after the time when the Administrator should have decided the appeal.

6. Administration of the Plan.

(a) Duties of the Administrator. In accordance with Section 3(a), the Plan shall be administered by the Administrator. The Administrator shall have full discretionary authority to interpret the Plan and to decide any questions and settle all controversies and disputes that may arise in connection with the Plan; to determine which individuals are and are not Participants to and designate which portions of Exhibit A apply to each individual; establish, amend, and rescind rules for carrying out the Plan; to administer the Plan, subject to its provisions; to prescribe the form or forms of any instruments required under the Plan (which need not be uniform) and to change such forms from time to time; and to make all other determinations and to take all such steps in connection with the Plan as the Administrator, in its sole discretion, deems necessary or desirable; provided, that all such determinations shall be in accordance with the express provisions, if any, contained in the Plan. The Administrator shall not be bound to any standards of uniformity or similarity of action, interpretation or conduct in the discharge of its duties hereunder, regardless of the apparent similarity of the matters coming before it. The determination, action or conclusion of the Administrator in connection with the foregoing shall be final, binding and conclusive. The Administrator shall also have authority to delegate its responsibilities hereunder (to the extent permitted by applicable law); provided, however, that any Plan amendment or termination or any other action that reasonably could be expected to increase materially the cost of the Plan must be approved by the Compensation Committee. The Administrator may, in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Administrator may, in its sole discretion, adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with the applicable laws of such domestic or foreign jurisdictions including, without limitation, laws relating to restrictive covenants.

(b) Indemnification. No officer, member or former member of the Administrator shall be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law or the Certificate of Incorporation or By-Laws of the Company and to the extent not covered by insurance, each officer, member or former member of the Administrator shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Company) or liability (including any sum paid in settlement of a claim with the approval of the Company), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Plan, except to the extent arising out of such officer’s, member’s or former member’s own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the officers, members or former members may have as directors under applicable law or under the Certificate of Incorporation or By-Laws of the Company or any of its subsidiaries.

7. Amendment and Termination. The Company reserves the right to amend or terminate, in whole or in part, any or all of the provisions of the Plan by action of the Compensation Committee or the Company’s Board of Directors (or a duly authorized committee thereof) at any time and for any reason, with or without notice, provided that any such amendment or termination that would materially and adversely affect the rights of any Participant who has experienced an Eligible Termination prior to the date of such amendment or termination, as applicable, shall not to that extent be effective without the consent of the affected Participant.

8. Effect of Plan on Other Benefits. Except as specifically provided in the Plan, the existence of the Plan shall not be interpreted to prohibit or restrict a Participant’s participation in any other employee benefit or other plans or programs in which the Participant may participate from time to time.

9. Not an Employment Agreement; Rights Forfeitable. The Plan is not a contract of employment between any Participant and HSI. HSI may terminate a Participant’s employment at any time, subject to the terms hereof or any other agreement that might exist between a Participant and HSI. Notwithstanding anything herein to the contrary and for the avoidance of doubt, in the event that Participant ceases to be a member of the Company’s Leadership Team (or a successor team/committee thereof) for any reason other than due to a Termination, then such person shall immediately cease to be a Participant under the Plan and shall cease to have any rights under the Plan, unless the Compensation Committee determines otherwise in its sole discretion.

10. Assignability; Binding Nature. For purposes of the Plan, the Company may include any and all successors or assignees, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Company, and such successors and assignees shall perform the Company’s obligations under the Plan, in the same manner and to the same extent that the Company, would be required to perform if no such succession or assignment had taken place. Any such successor and/or assignee shall be required to expressly assume, in writing, the terms and obligations of the Plan. In the event the surviving entity in any transaction to which the Company is a party is a subsidiary of another entity, then the ultimate parent entity of such surviving entity shall cause the surviving entity to perform the

Plan in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. In such event, the term “Company” as used in the Plan, means the Company, as hereinbefore defined and any successor or assignee (including the ultimate parent entity) to the business or assets of the Company, which by reason hereof becomes bound by the terms and provisions of the Plan.

11. Governing Law/Jurisdiction. To the extent legally required, the Code and ERISA shall govern the Plan and, if any provision hereof is in violation of any applicable requirement thereof, the Company reserves the right to retroactively amend the Plan to comply therewith. To the extent not governed by the Code and ERISA the Plan shall be governed by and construed and interpreted in accordance with the laws of New York without reference to principles of conflict of laws.

12. Severability. In case any one or more of the provisions, subsections, or sentences contained in the Plan shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of the Plan, and the Plan shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. Moreover, if any one or more of the provisions contained in the Plan shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

13. Withholding. The Company shall have the right to make such provisions as it deems necessary or appropriate to satisfy any obligations it may have to withhold federal, state or local income or other taxes incurred by reason of payments pursuant to the Plan. In lieu thereof, the Company shall have the right to withhold the amounts of such taxes from any other sums due or to become due from the Company to the Participant upon such terms and conditions as the Administrator may prescribe.

14. Minors and Incompetents. If the Administrator shall find that any person to whom Payments are payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, any Payments due (unless a prior claim therefore shall have been made by a duly appointed guardian, committee or other legal representative) shall be paid to the spouse, child, parent, or brother or sister, or to any person deemed by the Administrator to have incurred expense for such person otherwise entitled to the Payments, in such manner and proportions as the Administrator may determine in its sole discretion. Any such Payments shall be a complete discharge of the liabilities of the Company, the Administrator, and the Company’s Board of Directors under the Plan. If a Participant dies or becomes permanently disabled prior to payment of all Payments due to such Participant, any and all unpaid amounts shall be paid to the Participant’s heir(s), executor or estate.

15. Non-Alienation of Benefits. The Payments payable under the Plan shall not be subject to alienation, transfer, assignment, garnishment, execution or levy of any kind, and any attempt to cause any Payments to be so subjected shall not be recognized.

16. Code Section 409A. It is intended that the provisions of the Plan comply with Code Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”), and all provisions of the Plan (or of any award of compensation, including equity compensation or benefits) shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. Notwithstanding the foregoing, the Company shall have no liability with regard to any failure to comply with Code Section 409A. Notwithstanding anything herein to the contrary (other than the immediately following sentence), if the aggregate of all amounts payable to a Participant under the Plan (when combined with similar amounts payable to such Participant under any other agreements, methods, programs, or other arrangements with respect to which deferrals of compensation are treated with the Plan as having been deferred under a single nonqualified deferred compensation plan under Treasury Regulation Section 1.409A-1(c)(2)) exceeds the lesser of two times (i) the Participant’s annual rate of pay for the year prior to the year of his or her employment termination, or (ii) the maximum amount that may be taken into account under a qualified pension plan pursuant to Section 401(a)(17) of the Code for the year of his or her employment termination, (A) the payment of such amounts to the Participant that exceeds the above limit shall be commence within 30 days following the six month anniversary of his or her employment termination (and the first payment of which shall include an amount equal to the cumulative amount that would have otherwise been payable to the Participant during such 6-month period) or, if earlier, his or her death, (B) a termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan providing for the payment of any amounts or benefits, which are subject to Code Section 409A, upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A (and the guidance issued thereunder) and, for purposes of any such provision of the Plan, references to a “resignation,” “termination,” “termination of employment,” “retirement” or like terms shall mean separation from service, and (C) if any other payments due to the Participant hereunder could cause application of an accelerated or additional tax under Code Section 409A, such payments shall be deferred if deferral will make such payment compliant under Code Section 409A, or otherwise such payment shall be restructured, to the extent possible, in a manner, determined by the Administrator, that does not cause such an accelerated or additional tax. The foregoing sentence shall not be applicable if all amounts to be paid under the Plan to a Participant are otherwise fully exempt from the provisions of Code Section 409A. For purposes of Code Section 409A, the Participant’s right to receive any installment payments pursuant to the Plan shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under the Plan specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company. For purposes of Code Section 409A, any expenses eligible for reimbursement in one taxable year shall not affect the expenses eligible for reimbursement in any other taxable year, the reimbursement of an eligible expense shall be made no later than the end of the calendar year after the calendar year in which such expense was incurred and the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.

17. Headings and Captions. The headings and captions herein are provided for reference and convenience only. They shall not be considered part of the Plan and shall not be employed in the construction of the Plan.

18. Electronic Communication and Administration. Unless prohibited by applicable law, all announcements, notices and other communications regarding the Plan may be made by the Company by electronic means as determined by the Company in its sole discretion.

19. Not Part of Compensation Package and No Acquired Rights. The Payments payable hereunder are provided solely as a payment for involuntary termination under the circumstances described herein (i.e., an Eligible Termination) and shall not constitute part of a Participant’s employment compensation package. The Payments under the Plan are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination pay, redundancy, end of service payments, long-service awards, bonus, incentive pay, pension, or retirement benefits or similar payments and does not create any acquired rights.

20. Personal Information. By participating in the Plan, each Participant hereunder shall consent to the holding and processing of personal information provided by such Participant to the Company, any affiliate of the Company, trustee or third-party service provider, for all purposes relating to the operation of the Plan and to the extent necessary for such operation. These include, but are not limited to: (i) administering and maintaining Participant records; (ii) providing information to the Company, its affiliates, trustees of any employee benefit trust, registrars, brokers or third-party administrators of the Plan; (iii) providing information to future purchasers or merger partners of the Company or any of its affiliates, or the business in which the Participant works; and (iv) to the extent not prohibited by applicable law, transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country.

*  *  *

EXHIBIT A

Base Salary Continuation and Annual Incentive Payment (Section 2(a)(iii) and Section 2(a)(iv))

Position	Weeks of Base Salary Continuation	Multiple of Average Annual Incentive Actually Paid

Senior Leader (who is not a Leadership Team Member or an Executive Officer) specifically designated by the Administrator as eligible to participate in the Plan	52	1

Leadership Team Member (Non-Executive Officer)	52	1

Executive Officer	78	1.5

Chief Executive Officer	104	2

COBRA Continuation Period (Section 2(b)(iii))

Position	Weeks of COBRA Continuation

Senior Leader (who is not a Leadership Team Member or an Executive Officer) specifically designated by the Administrator as eligible to participate in the Plan	52

Leadership Team Member (Non-Executive Officer)	52

Executive Officer	78

Chief Executive Officer	78

Eligible Termination (Section 3)

Position	Eligible Termination Components

Senior Leader (who is not a Leadership Team Member or an Executive Officer) specifically designated by the Administrator as eligible to participate in the Plan	Without Cause

Leadership Team Member (Non-Executive Officer)	Without Cause

Executive Officer	Without Cause or for Good Reason

Chief Executive Officer	Without Cause or for Good Reason

14